March 30, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SMG Indium Resources Ltd.
Amendment No.5 to Registration Statement on Form S-1 Filed March 10, 2011.
File No. 333-165930

On behalf of SMG Indium Resources Ltd. (“SMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated March 28, 2011 concerning our Form S-1 previously filed on March 10, 2011.  In response to the Commission’s comment, we do not believe that the recent events in Japan will have an effect on the Company.  We will however add certain disclosure included below in the final prospectus to be filed pursuant to Rule 424(b)(4).  Further, the Company is eager to begin the “road show” and therefore, intends to use the red herring (pre-effective Amendment No. 5) filed with the Commission on March 10, 2011.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in amended Form S-1.

For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

Amendment No. 5 to Registration Statement on Form S-1

Business, page 47

1. You provide revised disclosure at page 55 which indicates that Japan was the second largest indium producing country in the world in 2010. At page 61, you provide new disclosure which indicates in part that “indium consumption in Japan (the leading global consumer of indium) was expected to increase by 20% in 2010 from that of 2009.” As you know, recent events in Japan including those which resulted from the earthquake and tsunami on March 11, 2011, have had substantial repercussions for Japan and its economy. Please revise the Risk Factors, MD&A, and Business sections of your prospectus to provide current disclosure regarding any potential material effects that could result, directly or indirectly, from those recent developments. For example, discuss the potential impact on your business plan, particularly insofar as it appears to be linked at least in part to the world supply of and demand for indium. In the alternative, explain to us why you do not believe that the developments in Japan have had or will have any material impact on your business or business plan.

In response to the Commission’s comment, we do not believe the Japanese earthquake and tsunami on March 11, 2011 has had or will have any material impact on our current business or our proposed business plan. Nevertheless, we propose adding additional disclosure specific to the Japanese earthquake and tsunami to the Risk Factor on page 13 of the S-1 as well as adding three sentences into the Business Section to reflect the possible repercussions from the Japanese earthquake and tsunami.

First and foremost, since the date of the natural disaster which occurred on March 11, 2011, the price of indium quoted by Metal Bulletin and other service providers has fluctuated by less than 2%. This directly lends credence to the notion that the earthquake and tsunami have not had a material impact on the indium industry.  Further, although Japan is the largest consumer of indium and a large producer of indium (mainly because their indium production comes from recycling facilities and the fact that we do not expect to purchase any indium from recycling producers), this will not affect our ability to purchase and stockpile indium. In regards to concerns with the supply of indium to us, we already disclosed on page 56 of the S-1, "We do not expect to have any access to material sold by indium recyclers and we will be primarily dependent on primary refined production." From our understanding, only Dowa Mining's recycling plant in the Akita Prefecture was impacted by the earthquake and tsunami. Since we never intended, nor was it possible for us to purchase indium from Dowa's recycling facility, we do not expect this development to have any impact on our business plan.  The JX Nippon Isohara ITO facility was also damaged, but purchasing indium tin oxide (“ITO”) is also not part of our current or proposed business plan and therefore this development will not have an impact on our business plan.

In regards to the demand of indium being affected by the earthquake and tsunami, as reported by Metal Bulletin on March 18, 2011, "there was concern that demand would be affected by closures at ITO sputtering target manufacturers.... Fears that such closures would sap global demand for material were short-lived, as substantial sales into Taiwan and Korea, both large ITO target manufacturers, compensated for a dearth of orders from Japanese buyers. 'There have been strong sales in Taiwan and Korea, and it looks like ITO production is shifting there while Japanese plants are offline,' a refiner told Metal Bulletin." Furthermore, on March 24, 2011, Metal Bulletin reported that "Anxiety that Japanese demand for indium would plummet following the disaster are quickly abating as orders from indium tin oxide target (ITO) manufacturers in Japan and elsewhere in the region continue to come in, market participants said. There is evidence that target manufacturers in the south of the country which have not been affected are now ramping up production to compensate for the shortfall left by the closure of JX Nippon's Isohara plant...." Therefore, the earthquake and tsunami's impact on the demand of indium seems to be negligible and therefore we believe will not materially affect our current and proposed business plan.

We propose adding the following sentences on page 56.

"The USGS also stated that this trend is expected to continue in the future and that several major secondary indium producers in Japan and the Republic of Korea announced plans to further increase their recycling capacity. MinorMetals.com reported on January 11, 2010 that 850 tons of indium was recycled in 2008, this would represent approximately 59.7% of total global indium supply based on the 573 tons of primary indium supply reported by the USGS for 2008. If Japanese recycling capacity declines due to the March 11, 2011 earthquake and tsunami, we believe  facilities in Taiwan, South Korea and southern Japan can possibly increase their own production to offset the shortfall. Please see the Risk Factor entitled “Any disruptions in the operations of mining for zinc, refining primary indium, recycling indium or manufacturing ITO, caused by earthquakes or other natural disasters, may have a direct impact on the production and availability of indium, which may adversely affect our ability to purchase indium.”"

We propose adding the following sentences on page 56.

".....In November 2005, Metal-Pages reported that Dowa Mining was expecting to expand its production capacity to recover indium from ITO scrap by 50% to 150 metric tons at its subsidiary Akita Rare Metals Co. According to reports, Dowa Mining's recycling facility suffered damage to its operations in the Akita Prefecture in Japan due to the March 11, 2011 earthquake and tsunami. This may curtail its ability to increase or sustain 2010 levels of production. Please see the Risk Factor entitled “Any disruptions in the operations of mining for zinc, refining primary indium, recycling indium or manufacturing ITO, caused by earthquakes or other natural disasters, may have a direct impact on the production and availability of indium, which may adversely affect our ability to purchase indium.” "We do not expect to have any access to material sold by indium recyclers and we will be primarily dependent on primary refined production."

We propose adding the following sentences on page 61.

"According to the USGS, indium consumption in Japan (the leading global consumer of indium) was expected to increase by 20% in 2010 from that of 2009. Dowa, a Japanese based recycler of indium, estimated that Japanese indium consumption in 2009 totaled 602 metric tons, with 525 metric tons (87%) used for the production of ITO. Primary indium consumption was 240 metric tons, with 70 metric tons (29%) from domestic producers, and the balance was imported. Secondary indium consumption was 362 metric tons. Primary and secondary indium consumption by the Japanese could decline in 2011 due to the temporary disruptions at LCD and ITO production facilities caused by the March 11, 2011 earthquake and tsunami. Please see the Risk Factor entitled “Any disruptions in the operations of mining for zinc, refining primary indium, recycling indium or manufacturing ITO, caused by earthquakes or other natural disasters, may have a direct impact on the production and availability of indium, which may adversely affect our ability to purchase indium.”"

Proposed additional disclosure to the Risk Factor on page 13

“Any disruptions in the operations of mining for zinc, refining primary indium, recycling indium or manufacturing ITO, caused by earthquakes or other natural disasters, may have a direct impact on the production and availability of indium, which may adversely affect our ability to purchase indium.

Indium is a byproduct of zinc mining. Zinc mines by their nature are subject to many operational risks and factors that are completely outside of our control and could impact our business, operating results and ability to purchase indium. These operational risks and factors include, but are not limited to:

•	unanticipated ground and water conditions and adverse claims to water rights;

•	geological problems, including earthquakes and other natural disasters;

•	metallurgical and other processing problems;

•	lower than expected ore grades or recovery rates;

•	accidents;

•	delays in the receipt of or failure to receive necessary government permits;

•	the results of litigation, including appeals of agency decisions;

•	uncertainty of exploration and development;

•	delays in transportation;

•	labor disputes;

•	inability to obtain satisfactory insurance coverage;

•	unavailability of materials and equipment;

•	the failure of equipment or processes to operate in accordance with specifications or expectations; and

•	the results of financing efforts and financial market conditions.

In May 2008, an earthquake in China completely halted ten zinc smelters in Sichuan province’s Deyang, Hanyuan and Ganzi regions, as well as in nearby southern regions of Shaanxi province and Gansu Province, due to damaged facilities and power supply failures. It was estimated that 510,000 metric tons of zinc smelting capacity was affected, or approximately 7.0% of China’s national total. If those zinc smelters were refining indium and were shut down for one full year, it is estimated that as much as 21.7 metric tons, or 3.8% of primary indium production would have been lost. The lack of availability of indium could hinder our ability to purchase and stockpile indium.

In March 2011, an earthquake and tsunami physically damaged indium recycling facilities, ITO manufacturing facilities and power plants in Japan.  Currently, there are no official reports of the actual impact on the supply and demand for indium. It has been reported that Dowa Mining's indium recycling plant in the Akita Prefecture was damaged.  It was reported that the JX Nippon's Isohara ITO manufacturing facility has been shut down. It has also been reported that some Japanese LCD plants have been closed temporarily due to rolling power outages. If these facilities are permanently impaired, it is possible there will be a decline in the total amount of indium recycled, the total amount of ITO produced and the total consumption of indium in Japan. On March 24, 2011, Metal Bulletin reported that there was evidence that ITO target manufacturers in the south of the country, which had not been affected, were ramping up production to compensate for the shortfall left by the closure of the JX Nippon Isohara plant. On March 28, 2011, Metal Bulletin also reported that consumers in Japan and elsewhere in the Asia-Pacific region continued to order material despite disruptions caused by the earthquake and tsunami. Market participants have also reported strong sales into countries such as Taiwan and South Korea as ITO component manufacturers in the region look to compensate for the shortfall in Japanese output. If the impact by the earthquake and tsunami are permanent in nature, it may cause disruptions and regional shifts in supply and demand for indium that could hinder our ability to purchase and stockpile indium.”

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq. at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP